STIFEL FINANCIAL CORP.
Form 8-K Dated August 15, 2008
Exhibit 2.1

AMENDMENT No. 1 TO MERGER AGREEMENT

THIS AMENDMENT No. 1 TO MERGER AGREEMENT, dated as of the 14th day of August, 2008 (this "Amendment"), is by and among Stifel Financial Corp., a Delaware corporation ("Parent"), and BankAtlantic Bancorp, Inc., a Florida corporation ("Bancorp").

RECITALS

A.        Parent, Bancorp, SF RB Merger Sub, Inc., a New Jersey corporation formed by Parent ("Merger Sub"), and Ryan Beck Holdings, Inc., a New Jersey corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") dated January 8, 2007. All capitalized terms used herein without definition shall have the meanings specified in the Merger Agreement.

B.         The parties to the Merger Agreement consummated the Merger on February 28, 2007, which was the Closing Date under the Merger Agreement.

C.        Pursuant to Section 11.3 of the Merger Agreement, Parent and Bancorp reserved the right to further amend, modify or supplement the Merger Agreement.

D.        Parent and Bancorp anticipate that Bancorp's pro-rata portion of the Private Client Contingent Payment Amount in respect of the two-year period following the Closing Date will exceed $10,000,000.00.

E.         Parent and Bancorp desire to amend the Merger Agreement to provide that Parent shall pre-pay to Bancorp a portion of Bancorp's pro-rata share of the Private Client Contingent Payment promptly following the execution and delivery of this Amendment, in exchange for a permanent reduction of Bancorp's pro-rata share of the Private Client Contingent Payment that is otherwise anticipated to become due and payable to Bancorp after the end of the PCCP Period, with such pre-payment representing a discount from the amount of such permanent reduction.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants, conditions, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, Parent and Bancorp agree as follows:

1.                                          Reduction of Private Client Contingent Payment Amount; Consideration for Reduction.  Notwithstanding the provisions of Section 2.3(d) of the Merger Agreement, Parent and Bancorp agree that Bancorp's pro-rata share of the Private Client Contingent Payment Amount that shall be calculated and become payable by Parent to Bancorp following the PCCP Period pursuant to Section 2.3(d) of the Merger Agreement shall be reduced by $10,000,000.00 in consideration of Parent's agreement to pre-pay $9,585,210 of such Bancorp pro-rata share of the Private Client Contingent Payment Amount.  In the event that Bancorp's pro-rata portion of the Private Client Contingent Payment Amount as finally calculated in accordance with Section 2.3(d) of the Merger Agreement is less than $10,000,000, Bancorp agrees to reimburse the shortfall (i.e., an amount equal to $10,000,000 less Bancorp's pro-rata share of the actual Private Client Contingent Payment Amount) to Parent promptly following such final calculation.

2.                  Election to use shares of Parent Common Stock.  The parties acknowledge that Parent is electing to make such prepayment using shares of Parent Common Stock at an agreed upon per share consideration of $41.05, which yields an aggregate of 233,500 shares of Parent Common Stock.  The shares of Parent Common Stock shall be issued to Bancorp promptly following the execution and delivery of this Amendment.

3.                  Conflict.  The parties acknowledge that the terms of this Amendment are intended to amend the terms of the Merger Agreement.  Accordingly, in the event of a conflict between the terms of this Amendment and the Merger Agreement, the terms contained in this Amendment shall control for all purposes.

4.                  Severability.  If any term or other provision of this Amendment is held to be invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Amendment shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Amendment so as to given affect the original intent of the parties as closely as possible.

5.                  Governing Law.  This Amendment shall in all respects be construed in accordance with and governed by the substantive laws of the State of New Jersey, without reference to its choice of law rules.

6.                  Counterparts.  This Amendment may be executed and delivered (including by e transmission) in counterparts, each of which shall be deemed to be an original, and all taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed as of the date first above written.

STIFEL FINANCIAL CORP.

By: /s/ Ronald J. Kruszewski

Name: Ronald J. Kruszewski
Title: Chief Executive Officer

BANKATLANTIC BANCORP, INC.

By: /s/ Valerie C. Toalson

Name: Valerie C. Toalson

Title: Chief Financial Officer

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